

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>Via E-mail</u>
Bruce Schreiner
Chief Financial Officer
Sense Technologies, Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

   Re: Sense Technologies, Inc.
     Form 10-K for Fiscal Year Ended February 29, 2012
     Filed September 17, 2012
     File No. 000-29990

Dear Mr. Schreiner:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lyn Shenk for

          David R. Humphrey
          Accounting Branch Chief